SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On December 16, 2022, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to increase its limit for short-term borrowings on a standalone basis, especially for commercial paper and corporate bonds as follows, to secure its short-term liquidity.

In billions of Korean Won
	As is	To be	Change
Limit for commercial paper	3,250	7,500	4,250
Borrowings by financial institutions	3,000	3,000	—
Limit for Bank-overdraft	700	700	—
Borrowings by other than financial institutions	—	—	—
Private equity bonds with maturities not more than a year	—	—	—
Limit for short-term corporate bonds	5,450	9,970	4,520

Total short-term borrowings	12,400	21,170	8,770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: December 22, 2022